APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Drawdown Brewing Company
Income Statement - unaudited
For the periods ended 12-31-21

	Current Period	Prior Period
	31-Dec-21	31-Dec-20
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Computer and Internet	-	-
Insurance	-	-
Miscellaneous Expense	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Utilities	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

Drawdown Brewing Company
Balance Sheet - unaudited
For the period ended December 31, 2021

	Current Period 01/01/21 - 12/31/21		Prior Period 01/01/20 - 12/31/20
ASSETS			
Current Assets:			
Cash	$	-	$ -
Petty Cash		-	-
Accounts Receivables		-	-
Inventory		-	-
Prepaid Expenses		-	-
Employee Advances		-	-
Temporary Investments		-	-
Total Current Assets		-	-
Fixed Assets:			
Land		-	-
Buildings		-	-
Furniture and Equipment		-	-
Computer Equipment		-	-
Vehicles		-	-
Less: Accumulated Depreciation		-	-
Total Fixed Assets		-	-
Other Assets:			
Trademarks		-	-
Patents		-	-
Security Deposits		-	-
Other Assets		-	-

Total Other Assets			-
TOTAL ASSETS		$ -	$ -
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -		$ -
Business Credit Cards	-		
Sales Tax Payable	-		
Payroll Liabilities	-		
Other Liabilities	-		
Current Portion of Long-Term Debt	-		
Total Current Liabilities	-		-
Long-Term Liabilities:			
Notes Payable	-		
Mortgage Payable	-		
Less: Current portion of Long-term debt	-		
Total Long-Term Liabilities	-		-
EQUITY			
Capital Stock/Partner's Equity	-		
Opening Retained Earnings	-		
Dividends Paid/Owner's Draw	-		
Net Income (Loss)	-		
Total Equity	-		-
TOTAL LIABILITIES & EQUITY		$ -	$ -
Balance Sheet Check			-

Drawdown Brewing Company
Statement of Cash Flow - unaudited
For the period ended December 31, 2021

	Current Period 01/01/21 to 12/31/21	Prior Period 01/01/20 to 12/31/20
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	
Inventory	-	
Prepaid Income Taxes	-	
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	
Credit Cards Payable	-	
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-

CASH - ENDING

-

-

I, Elizabeth Nicol, certify that:

1. The financial statements of DRAWDOWN BREWING COMPANY, LLC included in this Form are true and complete in all material respects; and
2. The tax return information of DRAWDOWN BREWING COMPANY, LLC included in this Form reflects accurately the information reported on the tax return for DRAWDOWN BREWING COMPANY, LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Elizabeth Nicol*

Name: Elizabeth Nicol

Title: Owner